EXHIBIT 99.1

Galapagos' R&D Update 2017: rapidly advancing our product candidates

  Filgotinib
    Darwin 3: improved activity, consistent safety parameters for filgotinib
    Ph2 studies initiated in 6 new indications
  Cystic fibrosis
    Three different triple combos in development
    Successful completion of Ph1 with three individual combo components
    Start of regulatory process next month, patient study with first triple combo expected to begin in Q4 '17 in Europe
  Topline data for GLPG1690 in IPF in Q3 '17
  Opening of US IND and dosing of first osteoarthritis patient in Phase 1b trial with GLPG1972
  Growing number of clinical stage proprietary programs in fibrosis, psoriasis, and other indications

Webcast from NY at 14.00 CET/8AM ET tomorrow
via www.glpg.com, +32 2 404 0659, code 8093710

Mechelen, Belgium; 20 June 2017; 7.30 CET, regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces progress made in its R&D strategy and portfolio at its Annual R&D Update on 20 June at 8 AM EDT at the Yale Club in New York City.

"I am emboldened by the execution of our strategy by the Galapagos teams that has resulted in great opportunities for our company. Galapagos now has a broad and deep pipeline with multiple product candidates across different indications. We have five proprietary clinical assets and the cash reserves to take these product candidates forward on our own into clinical development," said CEO Onno van de Stolpe.

DARWIN 3 interim readout
Patients who completed DARWIN 1 or 2 and enrolled in DARWIN 3 received filgotinib 200mg once daily or 100mg twice daily, depending on prior treatment assignment. A total of 559 patients completed week 60. Based on an observed case analysis 84%, 65%, 44%, and 51% of patients reached ACR20, ACR50, ACR70 and DAS28 (CRP) remission at Week 60 respectively. Overall exposure to filgotinib was 1314 patient-years (PYE). Safety was in line with the core studies. There were no clinically meaningful changes to male reproductive hormones measured. The totality of these safety data continues to reflect a favorable profile for filgotinib in the target population. Filgotinib is currently being investigated in three Phase 3 programs and six additional Phase 2 proof-of-concept studies: ankylosing spondylitis, psoriatic arthritis, cutaneous lupus erythematosus, Sjögren's syndrome, small bowel Crohn's, and fistulizing Crohn's. As filgotinib is currently in Phase 3 studies, the efficacy and safety of filgotinib have not yet been established.

Cystic fibrosis triple combinations
Galapagos and AbbVie have developed a large portfolio of potentiators and correctors that provides the opportunity to develop distinct triple combination therapies for CF patients. Galapagos reports that Phase 1 results on GLPG2451, GLPG2222 and GLPG2737 showed favorable findings relating to safety and tolerability of the individual components that constitute our current most advanced potential triple combination therapy. These results lead Galapagos to initiate that triple combination program, including start of the regulatory review process in Europe next month, which should allow for a patient study with '2737 in combination with Orkambi[1] and the first patient study with the triple combination '2451, '2222, and '2737 to start in Q4 2017. In addition, Galapagos anticipates starting two triple studies in 2018: one with '3067, '2222, and '2737 and one with '3067, '2222, and '3221.

Idiopathic pulmonary fibrosis: orphan drug status in US and topline data expected for GLPG1690 from FLORA study
Galapagos received orphan status for GLPG1690 in IPF from the US Food & Drug Administration (FDA). Galapagos has full commercial rights for '1690 and expects to announce topline results from an exploratory Phase 2a study with '1690 in IPF patients in the third quarter of 2017.

Osteoarthritis: GLPG1972 being tested in patients in the US
Galapagos is developing GLPG1972, targeting ADAMTS-5, as a potential disease-modifying therapy for osteoarthritis. Galapagos has full commercial rights in the US. Our collaboration partner Servier will be making its opt-in decision for further development and ex-US commercial rights later this year. Galapagos opened an Investigational New Drug (IND) dossier with the FDA for '1972 and achieved first dosing in a Phase 1b patient trial in the US. This exploratory dose escalation study will investigate the safety and tolerability, pharmacokinetics and pharmacodynamics of '1972 in 30 patients with hip and/or knee osteoarthritis after 4 weeks of oral administration. Completion of patient recruitment is expected by the end of 2017.

Additional pipeline progress
Galapagos expects to report topline results with MOR106, a human monoclonal antibody targeting IL-17C, in a Phase 1b trial in atopic dermatitis patients later in 2017. Furthermore, Galapagos expects to initiate a new study with GPR84 inhibitor GLPG1205 in an undisclosed indication later in 2017. Galapagos nominated GLPG2384 in an undisclosed indication and GLPG3121 in psoriasis, increasing the number of fully proprietary clinical stage assets to five.

Webcast presentation and conference call
Galapagos will webcast the R&D Update tomorrow (20 June 2017) at 8.00 Eastern Time (ET) and 14:00 Central European Time (CET), together with a conference call. To participate in the latter, please call one of the following numbers ten minutes prior to commencement:

CODE: 8093710

USA:	+1 719 325 4746
UK:	+44 330 336 9105
Netherlands:	+31 20 721 9251
France:	+33 1 76 77 22 74
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation of the R&D Update. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 530 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding the expectations from management, the anticipated timing and results of clinical studies and the potential activity of filgotinib in inflammatory indications, GLPG2222, GLPG2451, GLPG2737 and of potential triple combinations including any of these compounds for cystic fibrosis, the anticipated timing of clinical studies and the potential activity of GLPG1972 for osteoarthritis, the further development of GLPG1690 for idiopathic pulmonary fibrosis, MOR106 for atopic dermatitis, GLPG3121 in psoriasis, GLPG1205, and GLPG2384. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Orkambi® is a registered drug of Vertex Pharmaceuticals